[TYPE]     NT 10-K
[DOCUMENT-COUNT]     1
[SROS]     NASD
[FILER]
[CIK]     0000764037
[CCC]     ekj*4kwx

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM 12b-25
                   NOTIFICATION OF LATE FILING
                          (Check One):
[ X ]     Form 10-K  [   ] Form 20-F  [   ] Form 11-K  [   ]
Form 10-Q  [    ] Form N-SAR [   ]    for period ended:
December 31, 1995.

[   ]     Transition Report on Form 10-K
[   ]     Transition Report on Form 20-F
[   ]     Transition Report on Form 11-K
[   ]     Transition Report on Form 10-Q
[   ]     Transition Report on Form N-SAR
     For the Transition Period Ended:



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

     Full Name of Registrant:  Encore Computer Corporation

     Former Name if Applicable:


     Address of Principal Executive Office (Street and Number)
     6901 West Sunrise Boulevard
     Fort Lauderdale, Florida   33313

PART II -- RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed.  (Check  box
if appropriate)           [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Company expects to complete an agreement with it's principal lender and shareholder that will provide the Company with new equity financing and an extended borrowing facility. Because of the material effect on the presentation of 1995 results, the Company has delayed submission of its 1995 Form 10-K until this subsequent event can be properly disclosed in its annual report.

PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

  Kenneth S. Silverstein        305         797-5651
       (Name)              (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                        [X] Yes     [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        [X] Yes     [ ] No

      If  so:   attach an explanation of the anticipated change,
both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                   ENCORE COMPUTER CORPORATION
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 2, 1996           By:  KENNETH S. SILVERSTEIN
                                 Kenneth S. Silverstein,
                                 Chief Accounting Officer



                  ENCORE COMPUTER CORPORATION
           Attachment  per Instructions to Part IV(3)


Net sales for 1995 were $49,328,000 compared to net sales for 1994 of $76,550,000 with significant declines reported in both equipment and service sales.

Despite the availability of new technology products such as the Infinity SP and the Infinity R/T and continued enhancements to the other traditional product lines, 1995 sales continued to decrease from prior years. This decline is due in large part to the termination of the agreement between the Company and Amdahl Corporation (the Amdahl Reseller Agreement). Under the terms of the Amdahl Reseller Agreement it was anticipated that Amdahl would acquire significant quantities of the Company's products
during  1995.   Additional reasons for the decline include the
delay in the acceptance of the Company's new technology products in the information systems marketplace, and the on-going decline in real-time and open system computer sales.

The net loss for 1995 was $81,354,000 compared to a loss of $54,556,000 reported in 1994. Included in 1995's results of operations were one-time non-recurring restructuring charges of $4,499,000. In 1995, lower selling, general and administrative expenses, lower interest expenses due to lower debt levels, and other expense improvements were more than offset by lower 1995 gross margins due in part to lower 1995 net sales, costs associated with the termination of the Amdahl Reseller Agreement and increased 1995 research and development expenses incurred in connection with efforts to accelerate the completion of the Infinity SP.

Total assets decreased significantly in 1995 compared to 1994 due principally to the write off of accounts receivable of $2,735,000, of inventory of $12,367,000 and fixed assets of $1,782,000 resulting from cancellation of the Amdahl Reseller Agreement. The decrease in total assets combined with lower 1995 capital spending and other miscellaneous uses of cash which more than offset lower accounts payable and accrued expenses, to decrease cash used in operating and investing activities in 1995 when compared to 1994.

At  December  31,  1995,  the Company  shareholders'  equity  was
$2,514,000 compared to a capital deficit of $22,040,000 as of December 31, 1994.


                                      For the years ended
                                      December 31,
                                                         Actual
                                         (UNAUDITED)
(in thousands except per share data)       1995           1994
Net sales                                49,328       $ 76,550
Net loss                                (81,354)       (54,556)
Net loss per share                        (2.37)         (1.68)
Total assets                             71,505         98,762
Shareholders equity/
(capital deficiency)                      2,154        (22,040)